_______________________________________________________________________________________________________________________________________

TASMAN METALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED
MAY 31, 2015

(Unaudited - Expressed in Canadian Dollars)

_______________________________________________________________________________________________________________________________________

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed consolidated interim financial statements they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's auditors have not performed a review of these condensed consolidated interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

	Notes	May 31, 2015 $	August 31, 2014 $
ASSETS
Current assets
Cash		3,066,969	6,136,271
Amounts receivable		6,448	4,582
GST/VAT receivables		21,625	117,813
Prepaids		81,549	76,294

Total current assets		3,176,591	6,334,960
Non-current assets
Investments	4	14,159	39,018
Property, plant and equipment	5	60,351	103,075
Exploration and evaluation assets	6	12,252,431	10,866,653
Bond deposit		31,883	31,865
Total non-current assets		12,358,824	11,040,611

TOTAL ASSETS		15,535,415	17,375,571
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		194,493	931,838
TOTAL LIABILITIES		194,493	931,838
SHAREHOLDERS' EQUITY
Share capital	7	25,910,384	25,910,384
Share-based payments reserve		9,174,090	9,122,790
Deficit		(19,605,284)	(18,476,032)
Accumulated other comprehensive loss		(138,268)	(113,409)

TOTAL SHAREHOLDERS' EQUITY		15,340,922	16,443,733

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		15,535,415	17,375,571

Event after the Reporting Period - See Note 12

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on July 15, 2015 and are signed on its behalf by:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

/s/ Mark Saxon	/s/ Nick DeMare
Mark Saxon	Nick DeMare
Director	Director

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

		Three Months Ended		Nine Months Ended
	Note	May 31, 2015 $	May 31, 2014 $	May 31, 2015 $	May 31, 2014 $
Expenses
Accounting and administration	8(b)(ii)	21,935	27,374	87,797	104,013
Audit		-	-	40,938	51,117
Corporate development		11,865	51,277	25,896	126,485
Depreciation	5	9,436	13,778	32,583	40,857
General exploration		3,666	18,641	13,862	37,320
Insurance		24,270	22,837	87,580	78,552
Legal		47,608	8,790	132,055	231,603
Management fees	8(a)(i)	45,000	40,500	135,000	121,500
Office		6,814	19,512	47,906	72,143
Professional fees	8	74,606	105,313	301,035	366,157
Regulatory fees		18,480	17,898	54,828	54,802
Rent		9,519	11,483	29,442	36,827
Salaries and benefits		6,490	93,841	21,680	272,304
Shareholder costs		17,448	18,270	21,188	23,646
Share-based compensation	7(e)	-	82,000	51,300	225,200
Transfer agent		12,268	14,619	20,260	21,048
Travel		8,377	31,950	66,430	119,390
		317,782	578,083	1,169,780	1,982,964
Loss before other items		(317,782)	(578,083)	(1,169,780)	(1,982,964)
Other items
Gain on sale of equipment	5	11,041	-	11,041	-
Impairment of exploration and evaluation assets	6	-	(37,631)	(7,154)	(44,230)
Interest income		8,802	25,993	37,812	60,854
Foreign exchange		(3,802)	(22,075)	(1,171)	(24,263)
		16,041	(33,713)	40,528	(7,639)
Net loss for the period		(301,741)	(611,796)	(1,129,252)	(1,990,603)
Other comprehensive loss		(23,410)	(10,141)	(24,859)	(19,134)
Comprehensive loss for the period		(325,151)	(621,937)	(1,154,111)	(2,009,737)
Basic and diluted loss per common share		(0.00)	(0.01)	(0.02)	(0.03)
Weighted average number of common shares outstanding		66,141,922	65,739,508	66,141,922	62,780,459

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

	Nine Months Ended May 31, 2015
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Loss $	Total Equity $
Balance at August 31, 2014	66,141,922	25,910,384	9,122,790	(18,476,032)	(113,409)	16,443,733
Share-based compensation on share options	-	-	51,300	-	-	51,300
Unrealized loss on investments	-	-	-	-	(24,859)	(24,859)
Net loss for the period	-	-	-	(1,129,252)	-	(1,129,252)
Balance at May 31, 2015	66,141,922	25,910,384	9,174,090	(19,605,284)	(138,268)	15,340,922

	Nine Months Ended May 31, 2014
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Loss $	Total Equity $
Balance at August 31, 2013	60,850,982	20,299,802	9,056,102	(16,034,024)	(111,019)	13,210,861
Common shares issued for:
Cash - private placement	4,919,940	5,411,934	-	-	-	5,411,934
Cash - exercise of share options	285,000	351,000	-	-	-	351,000
Exploration and evaluation assets	86,000	104,420	-	-	-	104,420
Share issue costs	-	(620,282)	-	-	-	(620,282)
Share-based compensation on share options	-	-	225,200	-	-	225,200
Share-based compensation on finder's option	-	-	189,222	-	-	189,222
Share-based compensation on finders' warrants	-	-	10,072	-	-	10,072
Transfer on exercise of share options	-	386,900	(386,900)	-	-	-
Unrealized loss on investment	-	-	-	-	(19,134)	(19,134)
Net loss for the period	-	-	-	(1,990,603)	-	(1,990,603)
Balance at May 31, 2014	66,141,922	24,933,774	9,093,696	(18,024,627)	(130,153)	16,872,690

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

	Nine Months Ended
	May 31, 2015 $	May 31, 2014 $
Operating activities
Net loss for the period	(1,129,252)	(1,990,603)
Adjustments for:
Depreciation	32,583	40,857
Share-based compensation	51,300	225,200
Impairment of exploration and evaluation assets	7,154	44,230
Gain on sale of equipment	(11,041)	-
	(1,049,256)	(1,680,316)
Changes in non-cash working capital items:
Increase in amounts receivable	(1,866)	(18,489)
Decrease (increase) in GST/VAT receivables	96,188	(988)
Increase in prepaids	(5,255)	(27,637)
Increase (decrease) in accounts payable and accrued liabilities	70,168	(78,490)
	159,235	(125,604)
Net cash used in operating activities	(890,021)	(1,805,920)
Investing activities
Proceeds on sale of equipment	21,182	-
Additions to exploration and evaluation assets	(2,200,445)	(1,542,008)
Additions to property, plant and equipment	-	(6,555)
Increase in bond deposit	(18)	(173)
Increase in investments	-	(16,603)
Net cash used in investing activities	(2,179,281)	(1,565,339)
Financing activities
Issuance of common shares	-	5,762,934
Share issue costs	-	(420,988)
Net cash provided by financing activities	-	5,341,946
Net change in cash	(3,069,302)	1,970,687
Cash at beginning of period	6,136,271	5,601,492
Cash at end of period	3,066,969	7,572,179

Supplemental cash flow information - see Note 11

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

1.	Nature of Operations

Tasman Metals Ltd. ("Tasman" or the "Company") was incorporated under the laws of the Province of British Columbia on August 27, 2007.  The Company's common shares are listed and traded on the TSX Venture Exchange ("TSXV") under the symbol "TSM" and on the New York Stock Exchange Market ("NYSE MKT"), under the symbol "TAS".  The Company's head office is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada.

The Company is a junior resource company engaged in the acquisition and exploration of unproven mineral interests in Scandinavia.  As at May 31, 2015 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

The Company is in the process of exploring and evaluating its mineral properties.  On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  The underlying value of the mineral properties and related deferred acquisition costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production.  Exploration and evaluation assets represent costs incurred to date, less amounts depreciated and/or written off, and do not necessarily represent present or future values.

As at May 31, 2015 the Company had working capital of $2,982,098.  These condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business operations for the foreseeable future.  The Company's ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to develop properties and to establish future profitable production.  The Company's operations are primarily funded from equity financings which are dependent upon many external factors and may be difficult to impossible to secure or raise when required.  Although management considers that the Company has adequate resources to maintain its core operations and planned work programs on its existing exploration and evaluation assets for the next twelve months, the Company recognizes that work programs may change with ongoing results and, as a result, it may be required to obtain additional financing.  While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.

2.	Basis of Preparation

Statement of Compliance

These condensed consolidated interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards ("IFRS"), and in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").  These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended August 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB.  The accounting policies followed in these condensed consolidated interim financial statements are consistent with those applied in the Company's consolidated financial statements for the year ended August 31, 2014.

Basis of Measurement

The Company's consolidated financial statements have been prepared on the historical cost basis except for the revaluation of certain financial assets and financial liabilities to fair value.

Basis of Presentation

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

2.	Basis of Preparation (continued)

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

3.	Summary of Significant Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited annual consolidated financial statements as at August 31, 2014.  The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended August 31, 2014.

4.	Investments
	May 31, 2015
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $
Hannans Reward Limited ("Hannans")	2,647,059	135,824	(130,791)	5,033
Thomson Resources Ltd. ("Thomson")	600,000	16,603	(7,477)	9,126
		152,427	(138,268)	14,159

	August 31, 2014
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $
Hannans	2,647,059	135,824	(108,977)	26,847
Thomson	600,000	16,603	(4,432)	12,171
		152,427	(113,409)	39,018

The carrying values of the investments were determined using quoted market values.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

5.             Property, Plant and Equipment
Cost:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $
Balance at August 31, 2013	18,032	19,767	98,081	134,475	270,355
Additions	-	-	6,555	-	6,555
Disposals	-	-	-	(44,168)	(44,168)
Balance at August 31, 2014	18,032	19,767	104,636	90,307	232,742
Disposals	-	-	-	(44,347)	(44,347)
Balance at May 31, 2015	18,032	19,767	104,636	45,960	188,395
Accumulated Depreciation:
Balance at August 31, 2013	(8,542)	(7,043)	(34,087)	(45,198)	(94,870)
Depreciation	(3,500)	(3,833)	(20,888)	(26,414)	(54,635)
Disposals	-	-	-	19,838	19,838
Balance at August 31, 2014	(12,042)	(10,876)	(54,975)	(51,774)	(129,667)
Depreciation	(2,625)	(2,875)	(16,022)	(11,061)	(32,583)
Disposals	-	-	-	34,206	34,206
Balance at May 31, 2015	(14,667)	(13,751)	(70,997)	(28,629)	(128,044)
Carrying Value:
Balance at August 31, 2014	5,990	8,891	49,661	38,533	103,075
Balance at May 31, 2015	3,365	6,016	33,639	17,331	60,351

During the nine months ended May 31, 2015 the Company sold a vehicle for $21,182 realizing a gain of $11,041.

6.	Exploration and Evaluation Assets

	May 31, 2015
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	94,877	11,210,723	11,305,600
Olserum	143,357	575,251	718,608
Other	38,701	5,287	43,988
Other Properties	122,752	61,483	184,235
	399,687	11,852,744	12,252,431

	August 31, 2014
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	92,797	9,889,283	9,982,080
Olserum	143,357	568,594	711,951
Other	15,960	4,758	20,718
Other Properties	112,853	39,051	151,904
	364,967	10,501,686	10,866,653

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

6.            Exploration and Evaluation Assets (continued)

	Rare Earth Element Properties			Other
	Norra Kärr $	Olserum $	Other $	Properties $	Total $
Balance at August 31, 2013	7,202,949	613,182	64,948	2,860	7,883,939
Exploration costs
Consulting	579,055	72,570	-	33,436	685,061
Database	2,424	-	-	191	2,615
Exploration site	8,490	1,069	-	265	9,824
Geochemical	94,575	3,723	-	4,192	102,490
Geological	156,299	-	-	-	156,299
Maps	1,442	-	-	437	1,879
Metallurgical testing	429,895	-	-	-	429,895
Recovery	(69,808)	-	-	-	(69,808)
Salaries	43,853	-	-	-	43,853
Surface rights	76,364	-	-	-	76,364
Technical report	1,364,575	-	-	-	1,364,575
Travel	22,215	2,896	-	76	25,187
	2,709,379	80,258	-	38,597	2,828,234
Acquisition costs
Mining rights	16,832	18,511	-	16,353	51,696
Issuance of common shares	52,920	-	-	51,500	104,420
Acquisition	-	-	-	45,000	45,000
	69,752	18,511	-	112,853	201,116
Impairment	-	-	(44,230)	(2,406)	(46,636)
Balance at August 31, 2014	9,982,080	711,951	20,718	151,904	10,866,653
Exploration costs
Consulting	286,578	4,755	-	5,178	296,511
Drilling	107,778	-	-	-	107,778
Exploration site	1,635	-	-	201	1,836
Geochemical	34,113	-	-	2,525	36,638
Geological	60,182	-	-	-	60,182
Maps	-	-	1,157	2,671	3,828
Recovery	(52,632)	-	-	-	(52,632)
Salaries	33,598	1,902	-	11,857	47,357
Surface rights	79,651	-	-	-	79,651
Technical report	768,199	-	-	-	768,199
Travel	2,338	-	-	-	2,338
	1,321,440	6,657	1,157	22,432	1,351,686
Acquisition costs
Mining rights	2,080	-	29,267	9,899	41,246
Impairment	-	-	(7,154)	-	(7,154)
Balance at May 31, 2015	11,305,600	718,608	43,988	184,235	12,252,431

(a)	Rare Earth Element Properties

Norra Kärr

The Norra Kärr property consists of four staked exploration claims and a mining lease located in southern Sweden.

During fiscal 2014 the Company issued 36,000 common shares at a fair value of $52,920 to acquire certain surface access rights to the Norra Kärr property.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

6.              Exploration and Evaluation Assets (continued)

Olserum

During fiscal 2012 the Company acquired a 100 % interest in the Olserum property, comprising one claim, in southern Sweden.  The Olserum property was purchased from Norrsken Energy Limited, a private company registered in the United Kingdom, for total consideration of 37,746 common shares of the Company issued at a fair value of $95,120.  The Company subsequently staked a further five claims surrounding the Olserum property.

Other

During the nine months ended May 31, 2015 the Company relinquished certain exploration claims and recorded an impairment charge of $7,154 (fiscal 2014 - $44,230) to exploration and evaluation assets.

As at May 31, 2015 the Company has 10 exploration claims and one mining lease in Sweden.

(b)	Other Properties

(i)	Tungsten Properties

On October 7, 2013 the Company entered into a letter agreement with Tumi Resources Ltd. ("Tumi") and acquired a 100% interest in seven exploration licenses (the "Tungsten Projects") located in south-central Sweden by paying $45,000 cash and issuing 50,000 common shares of the Company at a fair value of $51,500.  A further 50,000 common shares are issuable upon commencement of production from any of the Tungsten Projects.  Tumi has two common directors.

(ii)	Iron Ore Properties

On May 16, 2010 the Company entered into an option agreement with Hannans whereby Hannans subsequently earned a 75% interest in the Sautusvaara, Vieto, Harrejaure and Lauukujarvi exploration claims (the "Iron Ore Claims") in Sweden.  Hannans could earn a further 15% interest in the Iron Ore Claims by funding a feasibility study on at least one Iron Ore Claim prior to June 30, 2018, including minimum expenditures of AUS $100,000 per annum.  On June 10, 2015 the Company was notified by Hannans of its termination of the option agreement.

There were no costs attributable to the Iron Ore Claims as at May 31, 2015 or August 31, 2014.

(iii)	Other

During fiscal 2014 the Company relinquished certain exploration claims in Sweden and recorded an impairment charge of $2,406 to exploration and evaluation assets.

See also Note 12.

7.	Share Capital

(a)                  Authorized Share Capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.  All issued common shares are fully paid.

(b)	Reconciliation of Changes in Share Capital

(i)	No equity financings were conducted by the Company during the nine months ended May 31, 2015.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

7.	Share Capital (continued)

(ii)	During fiscal 2014 the Company completed a private placement in two tranches as follows:

•
In February 2014 the Company completed the first tranche of a private placement of 3,875,863 units at a price of $1.10 per unit for gross proceeds of $4,263,449.  Each unit comprised one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional common share at a price of $1.50 per share on or before February 11, 2017.  The Company paid a finders' fee of $168,735 cash and issued finders' warrants which entitles the holder to purchase 15,495 common shares at a price of $1.50 per share on or before February 11, 2017.  The fair value of the finders' warrants, estimated using the Black-Scholes option pricing model, is $10,072.  The assumptions used were: a risk-free interest rate of 1.39%; an estimated volatility of 88%; an expected life of 3 years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.  The Company also issued 192,000 compensation options exercisable into units with each unit having the same terms as the units issued under the private placement.  The fair value of the compensation options, estimated using the Black-Scholes option pricing model, is $124,800.  The assumptions used were: a risk-free interest rate of 1.39%; an estimated volatility of 88%; an expected life of 3 years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.

•
In March 2014 the Company completed the final tranche of its private placement and issued 1,044,077 units as a price of $1.10 per unit for gross proceeds of $1,148,485.  Each unit comprised one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional common share at a price of $1.50 per share on or before March 31, 2017.  The Company paid a finder's fee of $80,009 cash and issued 103,907 compensation options exercisable into units with each unit having the same terms as the units issued under the private placement.  The fair value of the compensation options, estimated using the Black-Scholes option pricing model, is $93,516.  The assumptions used were: a risk-free interest rate of 1.26%; an estimated volatility of 87%; an expected life of 3 years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.

The Company incurred $166,540 for legal and filing fees associated with this private placement.

Directors and officers of the Company purchased 83,000 units of this private placement.

See also Notes 6(b)(i).

(c)	Compensation Options

A summary of the Company's compensation options at May 31, 2015 and 2014 and the changes for the nine months ended on those dates is presented below:

	2015		2014
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning and end of period	295,907	1.10	-	-

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

7.	Share Capital (continued)

The following table summarizes information about the compensation options outstanding and exercisable at May 31, 2015:

Number Outstanding	Exercise Price $	Expiry Date
192,000	1.10	February 11, 2017
103,907	1.10	March 31, 2017
295,907

(d)	Warrants

A summary of the number of common shares reserved pursuant to the Company's warrants outstanding at May 31, 2015 and 2014, and the changes for the nine months ended on those dates is as follows:

	2015		2014
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning of period	4,935,435	1.50	2,090,667	1.85
Issued	-	-	4,935,435	1.50
Expired	-	-	(2,090,667)	1.85
Balance, end of period	4,935,435	1.50	4,935,435	1.50

The following table summarizes information about the number of common shares reserved pursuant to the Company's warrants outstanding and exercisable at May 31, 2015:

Number Outstanding	Exercise Price $	Expiry Date
3,891,358	1.50	February 11, 2017
1,044,077	1.50	March 31, 2017
4,935,435

(e)                 Share Option Plan

The Company has established a rolling share option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company.  The minimum exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV.  Options granted may be subject to vesting provisions as determined by the Board of Directors and have a maximum term of ten years.

During the nine months ended May 31, 2015 the Company granted 135,000 (2014 - 360,000) share options and recorded compensation expense of $51,300 (2014 - $225,200).

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

7.	Share Capital (continued)

The fair value of share options granted and/or vested during the nine months ended May 31, 2015 and 2014 is estimated using the Black-Scholes option pricing model using the following assumptions:

	2015	2014
Risk-free interest rate	1.22%	1.26% - 1.46%
Estimated volatility	82%	87% - 96%
Expected life	3 years	3 years
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

The weighted average fair value of all share options granted and/or vested during the nine months ended May 31, 2015 was $0.38 (2014 - $0.63) per option.

Option-pricing models require the use of estimates and assumptions including the expected volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's share options.

A summary of the Company's share options at May 31, 2015 and 2014 and the changes for the nine months ended on those dates is presented below:

	2015		2014
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Balance, beginning of period	2,535,000	1.92	3,781,500	2.01
Granted	135,000	0.60	360,000	0.85
Exercised	-	-	(285,000)	1.23
Expired	(2,145,000)	2.07	(1,011,500)	1.91
Balance, end of period	525,000	0.97	2,845,000	1.99

The following table summarizes information about the share options outstanding and exercisable at May 31, 2015:

Number Outstanding	Exercise Price $	Expiry Date
50,000	1.40	September 13, 2015
25,000	1.44	October 31, 2015
30,000	1.07	February 11, 2016
60,000	0.65	September 2, 2016
85,000	0.76	September 23, 2016
40,000	0.95	January 3, 2017
100,000	1.47	April 7, 2017
135,000	0.60	October 7, 2017
525,000

(f)                  Escrow Shares

As at May 31, 2015, 30,575 common shares are held in escrow.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

8.	Related Party Disclosures

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with the Company during the reporting period.

(a)	Transactions with Key Management Personnel

(i)	During the nine months ended May 31, 2015 and 2014 the following amounts were incurred with respect to the Company's executive officers, comprising the President, former Vice-President of Corporate Development ("VPCD") and Chief Financial Officer ("CFO"):

	2015 $	2014 $
Management fees	135,000	121,500
Professional fees	73,000	97,500
	208,000	219,000

As at May 31, 2015, $49,500 (2014 - $46,000) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

The Company has a management agreement with the President which provides that, in the event the President's services are terminated without cause or upon a change of control of the Company, a termination payment of two years of compensation, at $15,000 per month, is payable.  If the termination had occurred on May 31, 2015 the amount payable under the agreement would be $360,000.

(ii)                See also Note 12.

(b)            Transactions with Other Related Parties

During the nine months ended May 31, 2015 the Company:

(i)	incurred a total of $90,000 (2014 - $93,000) for professional services provided by the non-management directors of the Company. As at May 31, 2015, $23,500 (2014 - $23,500) remained unpaid and has been included in accounts payable and accrued liabilities;

(ii)	incurred a total of $42,770 (2014 - $49,300) to Chase Management Ltd. ("Chase"), a private corporation owned by the CFO of the Company, for accounting and administration services provided by Chase personnel, excluding the CFO, and $3,015 (2014 - $3,015) for rent. As at May 31, 2015, $4,335 (2014 - $5,135) remained unpaid and has been included in accounts payable and accrued liabilities;

(iii)	incurred $16,568 (2014 - $21,650) for shared administration costs with public companies with common directors and officers. As at May 31, 2015, $1,088 (2014 - $4,100) of the amount remained unpaid and has been included in accounts payable and accrued liabilities; and

(iv)	recorded a recovery of $18,671 (2014 - $37,252) for shared office personnel and costs from public companies with common directors and officers. As at May 31, 2015, $2,382 (2014 - $3,645) of the amount remained outstanding and has been included in amounts receivable.

See also Notes 6(b)(i) and 12.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

9.                   Segmented Information

The Company is involved in the exploration and development of resource properties in certain Scandinavian countries, with corporate operations in Canada.  The Company is in the exploration stage and accordingly, has no reportable segment revenues or operating results.

The Company's total assets are segmented geographically as follows:

	May 31, 2015
	Canada $	Scandinavia $	Total $
Current assets	2,969,673	206,918	3,176,591
Investments	14,159	-	14,159
Property, plant and equipment	-	60,351	60,351
Exploration and evaluation assets	-	12,252,431	12,252,431
Bond deposit	-	31,883	31,883
	2,983,832	12,551,583	15,535,415

	August 31, 2014
	Canada $	Scandinavia $	Total $
Current assets	5,945,775	389,185	6,334,960
Investments	39,018	-	39,018
Property, plant and equipment	-	103,075	103,075
Exploration and evaluation assets	-	10,866,653	10,866,653
Bond deposit	-	31,865	31,865
	5,984,793	11,390,778	17,375,571

10.	Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial assets are classified into one of the following four categories:  FVTPL; held-to-maturity investments; loans and receivables; and available-for-sale.  Financial liabilities are classified as FVTPL or other temporary liabilities.  The carrying values of the Company's financial instruments are classified into the following categories:

Financial Instrument	Category	May 31, 2015 $	August 31, 2014 $
Cash	FVTPL	3,066,969	6,136,271
Investments	Available-for-sale	14,159	39,018
Amounts receivable	Loans and receivables	6,448	4,582
Accounts payable and accrued liabilities	Other liabilities	(194,493)	(931,838)

The Company's financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 -	Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

10.	Financial Instruments and Risk Management (continued)

Level 2 -	Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 -	Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.  The Company's cash and investments under the fair value hierarchy are measured using Level 1 inputs.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations.  The Company's credit risk is primarily attributable to cash and amounts receivable.  Management believes that the credit risk concentration with respect to financial instruments included in cash and amounts receivable is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due.  The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company's financial liabilities are classified as current and are anticipated to mature within the next fiscal period.  The following table is based on the contractual maturity dates of financial assets and the earliest date on which the Company can be required to settle financial liabilities.

	Contractual Maturity Analysis at May 31, 2015
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	3,066,969	-	-	-	3,066,969
Investments	-	-	14,159	-	14,159
Amounts receivable	6,448	-	-	-	6,448
Accounts payable and accrued liabilities	(194,493)	-	-	-	(194,493)

	Contractual Maturity Analysis at August 31, 2014
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	6,136,271	-	-	-	6,136,271
Investments	-	-	39,018	-	39,018
Amounts receivable	4,582	-	-	-	4,582
Accounts payable and accrued liabilities	(931,838)	-	-	-	(931,838)

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.  These fluctuations may be significant.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

10.	Financial Instruments and Risk Management (continued)

(a)	Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash bears floating rates of interest.  The interest rate risk on cash and on the Company's obligations are not considered significant.

(b)	Foreign Currency Risk

The Company's functional currency is the Canadian dollar and major transactions are transacted in Canadian Dollars and Swedish Kronors ("SEK").  The Company maintains SEK bank accounts in Sweden to support the cash needs of its foreign operation.  Management believes the foreign exchange risk related to currency conversions are minimal and therefore does not hedge its foreign exchange risk.  At May 31, 2015, 1 Canadian Dollar was equal to 6.86 SEK.

Balances are as follows:
	Swedish Kronors	CDN $ Equivalent
Cash	1,212,048	176,683
Amounts receivable	22,040	3,213
VAT receivable	80,597	11,749
Accounts payable and accrued liabilities	(438,806)	(63,966)
	875,879	127,679

Based on the net exposures as of May 31, 2015 and assuming that all other variables remain constant, a 10% fluctuation on the Canadian Dollar against the SEK would result in the Company's net loss to be approximately $11,500 higher (or lower).

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash and cash equivalents and short-term investments.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

11.                Supplemental Cash Flow Information

Non-cash activities were conducted by the Company as follows:
	2015 $	2014 $
Operating activity
(Decrease) increase in accounts payable and accrued liabilities	(807,513)	215,668
Financing activities
Issuance of common shares	-	386,000
Share issue costs	-	(199,294)
Share-based payments reserve	-	(187,606)
	-	-
Investing activity
Change in exploration and evaluation assets	807,513	(215,668)

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2015
(Unaudited - Expressed in Canadian Dollars)
______________________________________________________________________________________________________________________________________

12.                Event after the Reporting Period

On June 2, 2015 the Company completed the purchase of 100% interests in two chromite projects (Akanvaara and Koitelainen), comprising of 120 exploration claims and claim applications located in north-eastern Finland.  The Company paid $45,529 to the vendor, Kipu Metals Corp. ("Kipu"), a private corporation of which the President of the Company and a director of the Company are also directors and shareholders of Kipu.